EXHIBIT 99.2

Management’s Discussion and Analysis

December 31, 2007

Central Sun Mining Inc.

(Formerly Glencairn Gold Corporation)

Management’s Discussion and Analysis of

Financial Position and Operating Results

The following discussion and analysis of the financial position and operating results of Central Sun Mining Inc. (“Central Sun” or the “Company”) (formerly Glencairn Gold Corporation) is prepared as at March 24, 2008, and should be read in conjunction with the Company’s audited consolidated financial statements and related notes thereto for the year ended December 31, 2007 which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. All dollar amounts are US dollars unless otherwise indicated. Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com.

Overview

Central Sun is a gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine in Nicaragua and is in the process of converting the Orosi Mine (formerly the Libertad Mine) in Nicaragua to conventional milling. The Bellavista Mine in Costa Rica is currently being reclaimed. Central Sun is committed to growth by optimizing current operations and expanding mineral reserves at existing mines. The Company also has an option to acquire the Mestiza exploration property in Nicaragua.

Orosi Mine Suspension

On July 6, 2006, the Orosi Mine was acquired by Central Sun. Subsequent to the acquisition, the Company operated the mine and was successful in reducing the cost per ounce produced but not sufficiently to make the mine profitable. The Company undertook a scoping study in early 2007 which indicated the mine would be profitable if the mine converted to a conventional milling operation from the heap leach process. Based on this scoping study the Company undertook to have a feasibility study completed and commenced a major project to convert the heap-leach refining process to a conventional milling operation. The decision was made in February of 2007 to suspend mining operations on March 31, 2007. The Company has to the end of December 2007 made payments totalling $8,411,000 towards the purchase of a used mill. As at December 31, 2007, professional consultant fees and other costs of $2,743,000 have been spent by the Company as it progresses towards building a conventional mill at the Orosi Mine site. The Company expects the final feasibility study to be completed before the end of the second quarter of 2008.

Bellavista Mine Shut-Down

On July 25, 2007, mining operations at the Bellavista Mine were suspended due to ground movements in the heap leach pad at the site. After initial review by consultants, the Company believes that these movements were in part caused by water saturation due to abnormally high rain fall during the past several years. Extensive ground monitoring and a number of remedial measures were undertaken to reduce ground movements including de-watering wells and surface water control. The Company implemented measures to rinse the cyanide used in the heap leach processing on the site. Sampling of solution discharge from the leach pad as well as solid sampling of the leach pad confirmed that cyanide concentrations were lowered to acceptable discharge levels and posed no threat to the environment. On October 24, 2007, the Company announced that a localized landslide resulting from the ground movement and heavy rains caused significant damage to the structure of the absorption, de-absorption, and refining (“ADR”) plant. As a result of the proactive measures taken, there was no release of cyanide into the environment. The Company does not believe that there is any risk of further damage to any other existing facilities including the grinding mill, which is located in another area of the site, as a result of ground movement.

Central Sun has concluded the Bellavista Mine will not reopen as a heap leach operation as a result of the ground movement at the mine site. The Company has begun reclamation activities and expects this project to last for an estimated four years from the end of December 2007 and at a cost of approximately $6,017,000. The bulk of the expenditures will be incurred for the hiring of consultants and contractors, and revegetating the land. Expenditures in the amount of $1,335,000 have been spent since the reclamation program commenced on October 1, 2007.

The Company has written down the carrying value of the property by $45,237,000, leaving a residual value of approximately $3,400,000 which is believed to be the minimum amount the Company will receive for selling or transferring the assets on the property. Central Sun is actively working to sell the equipment and hopes to have completed a sale in the first half of 2008. The Company plans on transferring some of the assets to the Orosi Mine site as they are required for part of the mill construction project.

Restructuring

As a result of the Bellavista Mine shut-down in July of 2007 and the temporary suspension of the Orosi Mine, the Company was facing a cash flow problem in the last quarter of 2007. Accordingly, the Company initiated an aggressive program to conserve cash. This program included the temporary cessation of all discretionary spending, including the Company’s exploration program, staff reductions and deferring or eliminating, where possible, capital expenditures while seeking a capital infusion into the Company.

The Company designed and executed a comprehensive restructuring plan which consisted of the following key aspects:

•	The sale of the Company’s non-core assets, most notably, the Cerro Quema property in Panama and the sale of its royalty interest in certain mining properties;
•	An underwritten private placement financing to raise funds of Cdn$26,051,000;
•	A consolidation of common shares outstanding on a seven-for-one basis;
•	A change in the name of the Company from Glencairn Gold Corporation to Central Sun Mining Inc.;
•	The appointment of three new directors including a new Chairman to the Board of Directors; and;
•	The appointment of a new Executive Vice-President, Exploration.

Sale of the Cerro Quema Property

On October 31, 2007, the Company closed an agreement to sell its 60% interest in the Cerro Quema property, in Panama for aggregate consideration of $6,000,000. Of this total $3,000,000 was received in 2007 and the remaining balance is due in 2008.

Financing

On November 29, 2007, Central Sun closed a private placement financing for gross proceeds of Cdn$26,051,000. A syndicate of underwriters, led by Orion Securities Inc., and including Dundee Securities Corporation, Blackmont Capital Inc. and Wellington West Capital Markets Inc., sold 40,000,000 units (the "Units") and 133,670,000 subscription receipts (the "Subscription Receipts") at a price of Cdn$0.15 per Unit or Subscription Receipt. Each Unit is comprised of one-seventh of one common share and one half of one common share purchase warrant. Seven common share purchase warrants can be exercised on or before October 22, 2010 for one common share at an exercise price of Cdn$1.26.

The proceeds from the sale of the Subscription Receipts were held in escrow pending satisfaction of certain conditions, including receipt of disinterested shareholder approval for the issuance of the common shares and common share purchase warrants upon exercise of the Subscription Receipts. These conditions were satisfied on November 29, 2007 at a special meeting of shareholders. The net proceeds from the financing will be used by the Company for development of the Orosi Mine’s mill project, exploration at the Company's mineral properties, and general working capital purposes.

Share Consolidation

On November 29, 2007, as part of Central Sun’s reorganization, a special meeting of shareholders was held at which shareholders approved a share consolidation on a seven-for-one basis. The exercise price and the number of common shares issuable under outstanding convertible securities of the Company, including outstanding incentive stock options and common share purchase warrants were proportionately adjusted as a result of the consolidation. Any fractional common share arising on the consolidation of the common shares of the Company were deemed to have been cancelled and were returned to the authorized but unissued capital of the Company.

Selected Annual Information

	2007	2006	2005	2004

Gold sales (ounces)	71,668	86,536	43,228	47,983
Average spot gold price ($/ounce)	$695	$603	$445	$410
Average realized gold price ($/ounce)	$672	$603	$448	$410
Cash operating costs ($/ounce)	$515	$452	$369	$308
Total cash costs ($/ounce)	$545	$477	$393	$331

($ in thousands, except per share amounts)
Sales	$48,190	$52,150	$19,383	$19,669
Cost of sales	$36,882	$39,148	$15,931	$14,770
Orosi Mine – Mill Project	$2,743	$-	$-	$-
Bellavista Mine write-down	$55,523	$-	$-	$-
Loss from continuing operations	$(64,321)	$(7,334)	$(4,077)	$(8,594)
Income (loss) from discontinued operations	$3,397	$(72)	$-	$-
Net loss	$(60,924)	$(7,406)	$(4,077)	$(8,594)
Loss per share from continuing operations – basic and diluted	$(1.74)	$(0.25)	$(0.18)	$(0.45)
Loss per share – basic and diluted	$(1.65)	$(0.25)	$(0.18)	$(0.45)

Cash	$16,762	$9,548	$6,799	$13,728
Working capital	$19,676	$13,607	$6,144	$18,693
Total assets	$73,555	$105,357	$70,239	$60,973

Review of Annual Financial Results

Central Sun had a year of challenges with its mining operations. Management was unable to operate the Orosi Mine, newly acquired in July 2006, in a profitable manner and therefore decided to cease all mining operations at the end of the first quarter of 2007, while implementing a plan to install a conventional grinding mill. The Company’s Bellavista Mine, commissioned in December 2005, experienced a serious and irrevocable ground movement problem on the heap leach pad. The Company suspended all mining activities at the Bellavista Mine on July 25, 2007 while an investigation of causes and potential remedies was undertaken. By October 1, 2007, the Company had commenced reclamation activities at the site and expects the project to last up to four years.

As a result of these activities, the Company was dependant on the Limon Mine for operating cash flows. The Limon Mine generated earnings from mining operations of $1,156,000 (2006 - $1,896,000) during fiscal 2007. The Bellavista and Orosi Mines incurred income from mining operations of $1,092,000 (2006 - $5,579,000) and loss from mining operations of $1,847,000 (2006 - $5,226,000 loss), respectively. As a result of the suspension of mining activities at the Bellavista and Orosi Mines, care and maintenance costs of $1,657,000 (2006 - $nil) and $2,119,000 (2006 - $nil) were incurred, respectively. The project to construct a conventional mill at the Orosi Mine site resulted in capital expenditures of $8,411,000 (2006 - $nil) and $2,743,000 (2006 - $nil) of related expenses being incurred during the year.

The Company’s decision to close the Bellavista Mine resulted in a write-down on the assets of the property of $55,523,000 which included $9,119,000 and $1,167,000 in product inventory and supplies inventory, respectively. On March 11, 2008, the Costa Rican government acknowledged receipt of the Company’s proposal to reclaim the mine site. Future undiscounted cash flows were adjusted to $6,017,000 at December 31, 2007, and comprised mainly of administrative expenses, consultant and engineering fees, and revegetation activities. Reclamation activities commenced October 1, 2007 and totalled $1,335,000 in 2007.

In order to focus on core assets and raise cash the Company sold its sliding scale 1-3% net smelter royalty on Victory Nickel Inc.’s Minago nickel deposit and 2% net smelter royalty on the Lynn Lake property for $4,694,000 and 2,500,000 Independent Nickel Corp. shares. During 2007, the Company also disposed of marketable securities for cash inflows of $1,519,000 and recognized a corresponding gain of $1,042,000.

Summary of Quarterly Results

2007	Q1	Q2	Q3	Q4	Total

Gold sales (ounces)	31,134	21,490	13,268	5,776	71,668
Average spot gold price ($/ounce)	$650	$667	$681	$788	$695
Average realized gold price ($/ounce)	$652	$666	$684	$780	$672
Cash operating costs ($/ounce)	$470	$451	$569	$864	$515
Total cash costs ($/ounce)	$498	$481	$600	$919	$545
Gold produced (ounces)	31,801	20,340	13,295	10,508	75,944
($ in thousands except per share amounts)
Sales	$20,297	$14,313	$9,072	$4,508	$48,190
Cost of Sales	$14,639	$9,700	$7,552	$4,991	$36,882
Orosi Mine – Mill Project	$104	$300	$618	$1,721	$2,743
Bellavista Mine write-down	$-	$-	$53,797	$1,726	$55,523
Income (loss) from continuing operations	$(1,145)	$3,357	$(60,206)	$(6,327)	$(64,321)
Income (loss) from discontinued operations	$(28)	$(97)	$(32)	$3,554	$3,397
Net income (loss) for the period	$(1,173)	$3,260	$(60,238)	$(2,773)	$(60,924)
Income (loss) per share from continuing operations – basic and diluted	$(0.03)	$0.10	$(1.75)	$(0.14)	$(1.74)
Income (loss) per share - basic and diluted	$(0.03)	$0.09	$(1.75)	$(0.06)	$(1.65)

Summary of Quarterly Results (continued)

2006	Q1	Q2	Q3	Q4	Total

Gold sales (ounces)	20,746	20,137	22,787	22,866	86,536
Average spot gold price ($/ounce)	$554	$628	$622	$614	$603
Average realized gold price ($/ounce)	$555	$618	$618	$618	$603
Cash operating costs ($/ounce)	$352	$320	$528	$586	$452
Total cash costs ($/ounce)	$371	$344	$555	$614	$477
Gold produced (ounces)	18,382	21,127	23,106	23,805	86,420
($ in thousands except per share amounts)
Sales	$11,511	$12,441	$14,075	$14,123	$52,150
Cost of Sales	$7,295	$6,436	$12,026	$13,391	$39,148
Income (loss) from continuing operations	$1,770	$2,051	$(3,182)	$(7,973)	$(7,334)
Loss from discontinued operations	$-	$-	$-	$(72)	$(72)
Net income (loss) for the period	$1,770	$2,051	$(3,182)	$(8,045)	$(7,406)
Income (loss) per share from continuing operations – basic and diluted	$0.07	$0.08	$(0.10)	$(0.24)	$(0.25)
Income (loss) per share - basic and diluted	$0.07	$0.08	$(0.10)	$(0.24)	$(0.25)

Fourth Quarter 2007 Review

In 2007 the gold ounces sold and revenue declined on a quarter by quarter basis due to the fact that the Orosi Mine ceased operating at the end of the first quarter of 2007 and the Bellavista Mine ceased operations on July 25, 2007. The Limon Mine was the only remaining mine in operation in the last quarter of 2007. Both the Orosi and Bellavista mines continued leaching gold for several months after mining operations ceased but recoveries declined rapidly. The cash costs per ounce increase on a quarter by quarter basis is due to both increased costs and fewer ounces being produced resulting in fixed costs being spread over fewer produced ounces.

In 2006 the gold ounces sold and revenue trended slightly upwards on a quarterly basis mainly due to the Orosi mine acquisition in July of 2006 and increasing gold prices. The cash costs per ounce increased noticeably in the 3rd and 4th quarters compared to the first two quarters after the high cost Orosi Mine was acquired. The high production costs also contributed to the quarterly losses in the 3rd and 4th quarters.

The Company closed a private placement for gross proceeds of Cdn$26,051,000 during the fourth quarter of 2007 resulting in the issuance of 24,810,000 post-consolidation common shares, with associated share issuance fees of $2,850,000.

Additionally, the Company sold its 60% interest in the Cerro Quema property, in Panama, for cash of $6,000,000 with the first $3,000,000 being received by December 31, 2007, with the remainder to be received in two tranches in 2008.

Overall, sales declined by $9,615,000, or 68%, when compared to the same period in 2006. The Company incurred additional capital expenditures of $3,469,000 ($8,411,000 year to date) towards the Orosi Mine mill project and care and maintenance costs of $724,000 ($2,119,000 year to date) while the mine continues to be on suspension. The sale of the Cerro Quema property resulted in a gain of $3,516,000 less losses from the discontinued operation of $119,000. In the fourth quarter of 2007, Central Sun incurred a net loss of $6,327,000 (2006 - $7,973,000) from continuing operations and net income of $3,554,000 (2006 - $72,000 loss) from discontinued operations.

Limon Mine 4th Quarter

Sales in the fourth quarter of 2007 were largely dependant on the Company’s Limon Mine. Gold sales at Limon were 4,904 ounces which is a decline of 2,312 ounces, over the same period in 2006. The reason for the decline in gold sales in the quarter compared to last year is that the gold produced in the last two weeks of 2007 were in inventory at year end and sold in early January 2008. In the previous year there was little inventory on hand at December 31 from the Limon Mine. However, the mine has benefited from an increase in the average realized gold price, $780 per ounce in the fourth quarter, compared to $618 per ounce in 2006. Cash operating costs for the fourth quarter were $860 (2006 - $624) and total cash costs were $919 (2006 - $664) as a result of higher costs with respect to production inputs, most notably electricity and diesel costs, and lower recoveries. Another contributing factor to the high cash costs in the fourth quarter was the low amount of ounces produced thus resulting in fixed costs being spread over a lower number of ounces. The cash operating costs for the year were $564 (2006 - $469) and total cash costs were $608 (2006 - $507).

Results of Operations – Fiscal 2007 Compared to Fiscal 2006

Limon Mine
	2007	2006	Change	% Change

Gold sold (ounces)	32,053	33,067	(1,014)	(3%)
Pre-production gold ounces sold*	482	1,095	(613)	(56%)
Average realized gold price ($/ounce)	686	605	81	13%

Cash operating costs ($/ounce)	564	469	95	20%
Total cash costs ($/ounce)	608	507	101	20%
Tonnes milled	287,710	295,562	(7,852)	(3%)
Ore grade (g/tonne)	5.1	4.4	0.7	16%
Recovery (%)	78.5	83.3	(4.8)	(6%)
Gold produced (ounces)	36,702	34,341	2,361	7%

($ in thousands)
Sales	$22,002	$20,003	$1,999	10%

Cost of sales	18,085	15,510	2,575	17%
Royalties and production taxes	1,403	1,250	153	12%
Depreciation and depletion	1,289	1,283	6	0%
Accretion	69	64	5	8%
	$20,846	$18,107	$2,739	15%

Income from mining operations	$1,156	$1,896	$(740)	(39%)

* These gold ounces were produced and sold in the pre-commercial production period from the Santa Pancha deposit and are not included in sales figures as disclosed in this Management’s Discussion and Analysis and in the Consolidated Financial Statements.

Sales from the Limon Mine increased by $1,999,000 or 10% in 2007 compared to 2006. The higher gold production was from the higher ore grades mined in the Santa Pancha area of the Limon Mine. This was marginally offset by the lower recoveries on the Santa Pancha ore body in 2007 compared to the recovery experienced in the Talavera ore body in 2006. The market strength for gold resulted in a 13% increase in the average realized gold price per ounce which contributed to the increase in sales revenue.

Cost of sales increased by $2,575,000 or 17% and cash operating costs per ounce increased by $95 to $564 in 2007. The increased cost of sales was attributed to generally higher production costs, especially salaries, fuel, and electricity costs. Royalties and production taxes increased by 12% as gold ounces produced increased over the previous fiscal year. The gold produced at the Limon Mine in 2007 was 4,649 ounces higher than the gold sold and this difference was carried in inventory at December 31, 2007 and sold in early January 2008.

In the first quarter of 2007, the Company’s Santa Pancha deposit at the Limon Mine entered into commercial production. As such, all subsequent gold ounces sold from the deposit are being recognized in revenue. Additionally, the capitalized cost of the deposit is now being depreciated over ounces produced.

Orosi Mine*
	2007	2006	Change	% Change
Gold sold (ounces)	16,619	14,639	1,980	14%
Average realized gold price ($/ounce)	665	617	48	8%

Cash operating costs ($/ounce)	594	776	(182)	(23%)
Total cash costs ($/ounce)	627	807	(180)	(22%)
Tonnes mined	366,113	641,743	(275,630)	(43%)
Ore grade (g/tonne)	2.0	1.8	0.2	11%
Gold produced (ounces)	16,365	14,797	1,568	11%

($ in thousands)
Sales	$11,049	$9,032	$2,017	22%

Cost of sales	9,875	11,363	(1,488)	(13%)
Royalties and production taxes	545	449	96	21%
Depreciation and depletion	2,384	2,401	(17)	(1%)
Accretion	92	45	47	104%
	$12,896	$14,258	$(1,362)	(10%)

Loss from mining operations	$(1,847)	$(5,226)	$3,379	65%

*The fiscal 2007 figures are from mining operations covering the period January 1 to March 31, 2007 and leaching operations for the 11 months ending November 30, 2007. Comparative information presented for 2006 only contains data for the period July 6, 2006 to December 31, 2006, after Central Sun took over ownership of the mine.

Central Sun acquired the Orosi Mine in July of 2006. The site sold 12,146 ounces during the first quarter of 2007 but at high cash operating costs. Management suspended operations on March 31, 2007 while the Company commenced a project to convert the site to a conventional milling circuit. Subsequent recoveries of gold ounces were from residual heap leaching.

The Company undertook an independent valuation of the Orosi Mine and Cerro Quema assets acquired in July 2006 and the final report was received during the third quarter of 2007. The final values of the acquired assets were adjusted in the third quarter as a result of this study.

Bellavista Mine*
	2007	2006	Change	% Change

Gold sold (ounces)	22,996	38,830	(15,834)	(41%)
Average realized gold price ($/ounce)	658	595	63	11%

Cash operating costs ($/ounce)	388	316	72	23%
Total cash costs ($/ounce)	399	328	71	22%
Tonnes mined	858,643	1,500,807	(642,164)	(43%)
Ore grade (g/tonne)	1.6	1.6	-	0%
Gold produced (ounces)	22,877	37,282	(14,405)	(39%)

($ in thousands)
Sales	$15,139	$23,115	$(7,976)	(35%)

Cost of sales	8,922	12,275	(3,353)	(27%)
Royalties and production taxes	257	462	(205)	(44%)
Depreciation and depletion	4,432	4,760	(328)	(7%)
Accretion	436	39	397	1,018%
	$14,047	$17,536	$(3,489)	(20%)

Income from mining operations	$1,092	$5,579	$(4,487)	(80%)

*On July 25, 2007, Central Sun suspended all mining activities at the Bellavista Mine due to ground movements. Residual gold ounces were recovered from the heap leach pad up to the third quarter of 2007. Comparative figures for fiscal 2006 represent a full twelve months of mining operations.

Sales from the Bellavista Mine decreased by $7,976,000 or 35% in the year ended December 31, 2007 compared to 2006. Even though the average realized gold price in 2007 was $658 per ounce, or 11%, higher than in 2006, the mine sold 15,834 ounces less than in the comparable period of 2006. The decrease in ounces sold was attributable to the suspension of mining activities in July 2007.

Cost of sales decreased by $3,353,000 or 27% and cash operating costs per ounce increased by $72 to $388 in 2007. The effect of lower sales volumes and the fixed nature of many production costs resulted in a higher than expected cost of sales. Additionally, production delays due to heavy rains and plugged collection tubes in the second quarter of 2007 contributed to higher costs for the twelve month period. The increase in cash operating costs per ounce of 22% over the previous fiscal period was a result of the significant decrease in gold ounces sold resulting from the suspension of mining activities since the beginning of the third quarter of 2007.

As ounces sold during 2007 declined 41%, a reduction of 44% was reflected in royalties and production taxes. Although ounces of gold produced declined in the twelve months ended December 31, 2007, the depreciation base increased due to the milling circuit reaching commercial production in the first half of 2007. However, due to the stoppage of production in the third quarter, there has been an overall decrease in depreciation and depletion expenses of $328,000 or 7%.

As a result of the permanent cessation of mining activities, a write-down of $45,237,000 was recognized on property, plant and equipment. Product and supplies inventories were also written-down by $9,119,000 and $1,167,000, respectively.

The future undiscounted cash flows of its asset retirement obligation is $6,017,000, at December 31, 2007, and comprised mainly of administration expenses, consultant and engineering fees, and revegetation activities. Reclamation activities had commenced on October 1, 2007 and the Company incurred expenditures of $1,335,000 in 2007. These reclamation activities are expected to continue until the end of 2011. On March 11, 2008, the Costa Rican government acknowledged receipt of the Company’s proposal to reclaim the mine site.

Expenses and Other Income

	2007	2006	Change	% Change

Environmental remediation	$(22)	$2,750	$(2,772)	101%
General and administrative	5,548	4,448	1,100	25%
Orosi Mine – Mill Project	2,743	-	2,743	-
Bellavista Mine write-down	55,523	-	55,523	-
Care and maintenance	3,776	-	3,776	-
Stock options	1,638	1,262	376	30%
Exploration	2,001	472	1,529	324%
Other (income) expense	(6,595)	579	(7,174)	N/A
Non-controlling interest	-	-	-	-
	$64,612	$9,511	$55,101	579%

Environmental remediation

Environmental remediation in 2006 totalled $2,750,000 and is equal to a provision taken to cover the estimated future costs of the Company’s Keystone properties in Manitoba.

General and administrative

General and administrative expenses increased by $1,100,000 or 25% in 2007 compared to 2006 due mainly to the opening of a Central Sun Nicaraguan corporate office in the capital city of Managua. Costs incurred at this site were $678,000 in 2007. The Company also incurred incremental professional services fees of $205,000 related to the Company’s preparation and implementation of the U.S. Sarbanes-Oxley’s requirements and a $255,000 reduction in the Company’s management fees recoveries from Thompson Creek Metals Inc., a former related party through common directors and management. These increases were offset by savings in salaries and benefits as a result of staff reductions during the year.

During 2007, shareholders approved a share bonus plan. The Company established the share bonus plan for the purpose of advancing the interests of the Company through the motivation, attraction and retention of directors, officers, employees and consultants. Participants must continue to be employed with the Company during the vesting period otherwise the shares will be returned to treasury and cancelled. There are no voting rights on the shares until issuance to the participant. Effective December 18, 2007, 1,665,000 common shares were issued and placed into escrow under the terms of the share bonus plan. The shares were held subject to an escrow arrangement and to be released and delivered to the participant at 25% on each of June 30, 2008, December 31, 2008, June 30, 2009, and December 31, 2009. The total value of the grant was determined to be $2,053,000 and will be recognized in general and administrative expenses in the period the shares are released from escrow. At December 31, 2007, an amount of $71,000 had been recorded in general and administrative expenses in respect of shares issued under this plan.

Orosi Mine – Mill Project

The Company suspended all mining operations at the Orosi Mine since the first quarter of 2007 as it investigated and progressed forward on a project to construct a conventional milling circuit at the site. This resulted in expenditures of $2,743,000 on engineering costs, consulting fees, and various administrative costs related to the project.

Bellavista Mine write-down

Central Sun identified a ground movement problem in the heap leach pad occurring at its Bellavista Mine during 2007. On July 25, 2007 mining activities were suspended. On September 30, 2007, property, plant and equipment at the Bellavista Mine were written-down to their estimated recoverable values due to the ongoing uncertainty of the mine resuming operations in the foreseeable future. At December 31, 2007, the write-down recorded against property, plant and equipment was $45,237,000. The carrying value after the write-down reflects management’s best estimate of the residual value of the mining property. In addition, product and supplies inventories were written-down by $9,119,000 and $1,167,000, respectively.

Care and maintenance

Care and maintenance costs of $2,119,000 were incurred at the Orosi Mine to maintain a proper state of upkeep while mining operations were suspended. These costs primarily relate to the maintenance of a basic administrative function, suspension and retention costs, as well as expenditures on electricity, property holding costs and caretaking activities. Also included in care and maintenance were $1,657,000 of costs not directly related to the production of gold at the Bellavista Mine. Since October 1, 2007, the Bellavista Mine has commenced reclamation activities and no further care and maintenance costs are anticipated at the site.

Stock options

Stock options expense increased by $376,000 or 30% over the previous fiscal year. During the year, 5,186,000 stock options were granted. Central Sun amended its vesting practice in the third quarter of 2006 whereby options would vest over an 18 month period. Previous to the third quarter of 2006, options vested entirely on the grant date. Total stock option expense amounted to $1,638,000 as a result of vesting options.

Exploration

Exploration work in the first half of 2007, amounting to $1,177,000, consisted mainly of definition drilling at the Orosi Mine region, exploration drilling and trenching at the Limon Mine area and Mestiza property, and ongoing holding costs. During the third quarter of 2007, exploration expenditures of $584,000 were necessary to support the Orosi Mine feasibility study. As a result of financing received during the fourth quarter of 2007, the exploration program recommenced during late 2007 and incurred costs of $240,000. In 2006, exploration costs of $472,000 were mainly related to land holding charges.

Other (income) expense

Other income totalled $6,595,000 in 2007, an increase of $7,174,000 from 2006. Central Sun earned interest and other gains totalling $1,180,000, of which $461,000 in accrued community benefits in the Bellavista Mine site was deemed no longer owed as a result of the cessation of mining activities and therefore recognized as a period gain. The Company recognized a gain of $1,042,000 from the sale of marketable securities during the year. During the second quarter of 2007, the Company recorded a combined gain of $6,548,000 from the receipt of 2,500,000 Independent Nickel Corp. shares valued at Cdn$0.79 per share and cash of $4,694,000 (Cdn$5,000,000) related to the sale of Central Sun’s sliding scale 1-3% net smelter royalty on Victory Nickel Inc.’s Minago nickel deposit, as well as the 2% net smelter royalty on the Lynn Lake property, both located in Manitoba. The Company wrote down certain assets and projects in development, in the amount of $88,000, at the Orosi Mine which no longer had value as a result of the plan to construct a grinding mill which replaces the existing heap leach pad operation. The Company incurred interest charges of $135,000 on a long-term debt which was fully repaid on June 30, 2007. The Company recorded $1,104,000 related to the settlement of the Blue Hill litigation in Maine and other smaller claims stemming from its Nicaraguan operations. The Company also incurred a write-down on accounts receivables of $779,000 which was net of recoveries. Most of this balance consisted of a provision on VAT taxes receivable in Nicaragua.

Disposition of Cerro Quema Property

On October 31, 2007, Central Sun closed the sale of the Cerro Quema advanced development project, a non-core asset, for aggregate consideration of $6,000,000. At December 31, 2007, $3,000,000 had been paid to Central Sun. The remaining payments are contractually scheduled as follows: $1,000,000 on June 30, 2008 and $2,000,000 on December 31, 2008. The net income from discontinued operations for 2007 of $3,397,000 (2006 – loss of $72,000) includes a gain of $3,516,000 from the disposition of this property.

Cash Flows

Operating

Operating activities used $11,634,000 of cash in 2007 and $3,397,000 in 2006. Operating cash outflows increased as mining costs increased in 2007; however, this was partially mitigated by an increase in the average realized selling price for gold increasing to $672 in 2007 from $603 in 2006. In 2007, the Company suspended mining operations at two of its three operating mines. Cash outflows also included care and maintenance charges at the two non-operating mines totalling $3,776,000. The Orosi Mine mill project also resulted in cash payments totalling $2,743,000 in non-capital expenditures. In August 2007, the Company settled the outstanding Blue Hill litigation and fully paid the $1,000,000 balance by year-end. The Company also incurred $2,001,000 of exploration expenditures which includes work necessary for the Orosi Mine feasibility study, commencement of a new exploration program and land holding costs.

Financing

In 2007, financing activities generated cash of $22,501,000. This consisted of $2,500,000 expended on the repayment of a long-term debt and net cash inflows of $25,001,000 related to the issuance of equity. On October 22, 2007, the Company closed a private placement of 40,000,000 units and 133,670,000 subscription receipts at a price of Cdn$0.15 per unit for gross proceeds of Cdn$26,051,000. Each unit or subscription receipt consisted of one-seventh of one common share and one-half of one common share purchase warrant which resulted in the issuance of 24,810,000 common shares and 86,835,000 common share purchase warrants, entitling the holder to purchase 12,405,000 common shares. Seven common share purchase warrants can be exercised on or before October 22, 2010 for one common share at an exercise price of Cdn$1.26. The proceeds from the sale of the subscription receipts were held in escrow until receipt of disinterested shareholder approval for the issuance of common shares and common share purchase warrants upon exercise of the subscription receipts. Approval was obtained on November 29, 2007 and each subscription receipt was converted into one unit.

In 2006, financing activities provided a net cash inflow of $14,826,000 from a combination of an equity financing, stock options, warrants, and agent’s options exercised totalling $18,326,000 less $3,500,000 in repayments on long-term debt.

Investing

Investing activities used $6,427,000 in 2007. Investments in property, plant, and equipment totalled $12,397,000. The Limon Mine, Bellavista Mine, and Orosi Mine acquired assets totalling $2,174,000, $1,715,000 and $8,220,000, respectively. Of the Orosi Mine expenditures, $8,411,000 was for payments on a used mill which is expected to be installed at the Orosi Mine in 2008. The Company received $4,694,000 in proceeds from the sale of its Manitoba nickel royalties. Additionally, the Company sold marketable securities which generated net proceeds of $1,519,000. In early 2007, the Company had

$243,000 garnished from its Costa Rican bank account which stemmed from the loss of an arbitration case. These funds are included in restricted cash on the balance sheet. Option payments of $530,000 were made ($300,000 in 2007 and $230,000 in 2006) towards the acquisition of the Mestiza property. In 2006, purchases and deferred costs relating to property, plant, and equipment were made in amounts totalling $2,335,000, $6,808,000, and $550,000 for the Limon, Bellavista, and Orosi mines respectively.

Discontinued operations

On October 31, 2007, Central Sun closed the sale of the Cerro Quema advanced development project. As such, cash flows for this discontinued operation have been separately presented for 2007 and comparative 2006. Cash outflows from operating activities for 2007 were $2,774,000 (2006 - $139,000). Investing activities recognized cash inflows of $3,000,000 related directly to this sale.

Liquidity and Capital Resources

The Company had cash of $16,762,000 (December 31, 2006 - $9,548,000) and working capital of $19,676,000 at December 31, 2007 (December 31, 2006 - $13,607,000).

In February 2007, the Company announced its conversion and expansion program to install a conventional milling circuit at the Orosi Mine. Completion of a feasibility study is expected before the end of the second quarter of 2008. At December 31, 2007, the Company has made payments totalling $8,411,000 on the acquisition of a used mill which will be re-assembled at the Orosi Mine site. Engineering and consultant fees to December 31, 2007 have totalled $2,743,000 for this project. The Orosi Mine was placed on care and maintenance at the beginning of the second quarter of 2007 and has incurred expenses of $2,119,000 for the year ended December 31, 2007. Gold sales from the Orosi Mine were only 16,619 ounces for the period as a result of the cessation of mining activities on March 31, 2007.

On July 25, 2007, Central Sun suspended mining operations at the Bellavista Mine in Costa Rica due to ground movements in the heap leach pad. After initial review by a number of external consultants, the Company believed that this movement was in part caused by water saturation due to abnormally high rain fall during the past several years. The results of engineering and consulting studies for a cost feasible solution were inconclusive. As a result the Company has no plans to resume mining operations at the site. For the fiscal year 2007, 22,996 ounces of gold have been sold from the Bellavista Mine. As the residual heap leach operation ended in the third quarter, there will not be any future gold production. Care and maintenance costs were incurred in the third quarter of 2007. Reclamation activities at the site have begun during the fourth quarter of 2007 and are estimated to take four years to complete. Total undiscounted expenditures are expected to be approximately $6,017,000 over the next four years.

In June 2007, the Company closed an agreement with Independent Nickel Corp. (“INI”) to sell its sliding scale 1% - 3% net smelter return royalty (“NSR”) on Victory Nickel Inc.’s Minago nickel deposit, as well as the 2% NSR on the Lynn Lake property, both located in northern Manitoba, to INI. Under the terms of the purchase agreement, INI paid Cdn$5,000,000 in cash and issued 2,500,000 INI shares to Central Sun, in exchange for the two royalties. The shares are subject to a contractual escrow agreement and will be released on a graduated basis over two years.

During 2007, and especially during the third quarter, Central Sun liquidated various holdings in marketable securities. Total proceeds of $1,519,000 were received on the disposition of shares. The remaining securities at December 31, 2007 have a market value of $1,619,000. The, 2,000,000 shares of Independent Nickel Corp. are subject to a contractual escrow agreement with the release of blocks of shares in intervals up to June 2009. The, 4,000,000 shares of Carlisle Goldfields Limited are also subject to a regulatory escrow agreement with the release of blocks of shares in intervals up to July 2008.

On October 31, 2007, the Company closed a transaction to sell its interest in the Cerro Quema advanced development project located in Panama for aggregate consideration of $6,000,000. Of this balance, $3,000,000 has been received as at December 31, 2007. The remaining balance will be paid as follows: $1,000,000 on June 30, 2008 and $2,000,000 on December 31, 2008.

On October 22, 2007, the Company closed a private placement of 40,000,000 units and 133,670,000 subscription receipts at a price of Cdn$0.15 per unit or subscription receipt for gross proceeds of Cdn$26,051,000. Each unit or subscription receipt consisted of one-seventh of one common share and one-half of one common share purchase warrant which resulted in the issuance of 24,810,000 common shares and 86,835,000 common share purchase warrants, entitling the holder to purchase 12,405,000 common shares. Seven common share purchase warrants can be exercised on or before October 22, 2010 for one common share at an exercise price of Cdn$1.26. The proceeds from the sale of the subscription receipts were held in escrow until receipt of disinterested shareholder approval for the issuance of common shares and common share purchase warrants upon exercise of the subscription receipts. Approval was obtained on November 29, 2007 and each subscription receipt was converted into one unit.

The net proceeds from the sale of the non-core Cerro Quema property and the financing are being used by the Company for development of the Orosi Mine, resumption of an exploration program on the Company's mineral properties, and for general working capital purposes.

Management’s internal cash flow estimates indicate that to fund ongoing 2008 capital expenditures at the Limon Mine, exploration activities for the 2008 fiscal year and complete the Orosi mill project by the first quarter of 2009 will require funding of approximately twelve to fifteen million dollars. Management is currently reviewing various options to fund this shortfall which, if not raised, would result in the curtailment of activities and result in project delays. The Orosi mill project feasibility study has not yet been received and the final amount of required funding may be different than this estimated amount. Management expects that additional financing will be available, and may be sourced in time to allow the Company to continue the normal course of planned activities.    However, there can be no assurances that the Company’s activities will be successful and as a result there is substantial doubt regarding the “going concern” assumption.  The Company’s consolidated financial statements and management’s discussion and analysis of financial position and operating results do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate.  If the “going concern” assumption were not appropriate, then adjustments to the carrying values of the assets and liabilities, the reported expenses and the balance sheet classifications, which could be material, may be necessary.

The Company does not have any off balance sheet arrangements.

Related Party Transactions

General and administrative expense at December 31, 2007 includes a recovery of $32,000 (2006 - $287,000) from Thompson Creek Metals Company Inc. (“Thompson Creek”) for administrative services provided to Thompson Creek, a company formerly related through certain common directors and management. Accounts receivable at December 31, 2007 included $nil (2006 - $31,000) related to these amounts. The agreement was terminated on March 1, 2007.

During the year, the Company incurred financing related service fees expenditures of $103,000 (2006 - $nil) and management fees of $20,000 (2006 - $nil) with a company controlled by the current Chairman of Central Sun. These transactions occurred during the normal course of operations and were measured at the exchange amount established and accepted by the transacting parties. There were no unpaid balances at December 31, 2007.

In September 2007, Central Sun sold 500,000 escrowed shares of Independent Nickel Corp. (“INI”) to a company owned by the Chairman of Central Sun at the time of the transaction. The shares were sold at market value at Cdn$0.44 per share for aggregate consideration of Cdn$220,000. The shares sold were subject to restrictions on transfer until October 22, 2007.

On September 6, 2006, the Company settled an outstanding loan receivable of Cdn$425,000 on receipt and cancellation of 47,619 common shares of the Company from a former director. A loss of $21,000 was recognized upon extinguishment of the debt and cancellation of the common shares.

Contractual Obligations

The following table presents, as at December 31, 2007, the Company’s known contractual obligations, aggregated by type of contractual obligation:

Description (in thousands)	Total	2008	2009	2010	2011	2012 and later

Capital Expenditures	$ 1,491	$ 1,491	$ -	$ -	$ -	$ -
Operating leases	723	461	262	-	-	-
Purchase obligations	4,208	3,924	284	-	-	-
Site reclamation and closure	10,194	3,336	2,448	1,338	1,724	1,348

Totals	$ 16,616	$ 9,212	$ 2,994	$ 1,338	$ 1,724	$ 1,348

Reserves and Resources

Proven and probable mineral reserves as at December 31, 2007 are 1,381,000 tonnes at 4.89 g Au/t containing 217,200 ounces. These reserves are at the Limon Mine. The feasibility study in progress by Scott Wilson Roscoe Postle Associates (“Scott Wilson”) will estimate mineral reserves at the Orosi Mine. No mineral reserves are estimated for the Bellavista Mine which has been closed and as the likelihood of a future mine there is limited, no mineral resources have been estimated. Cerra Quema was sold in 2007.

Measured and indicated mineral resources as at December 31, 2007 are 15,664,000 tonnes grading 1.58 g Au/t containing 796,600 ounces of gold. The bulk of these mineral resources are at the Orosi Mine. Inferred mineral resources at the two mines and the Mestiza project are estimated at 6,097,000 tonnes at 3.24 g Au/t containing 634,600 ounces of gold. The following is a summary of the updated estimates for each area.

Mineral resources and reserves have been estimated in accordance with the CIM Definition Standards for Mineral Resources and Reserves adopted by the CIM Council on December 11, 2005 as required by National Instrument NI 43-101. Mineral reserves have been estimated at a gold price of $550 per ounce. Mineral resources are reported in addition to Mineral reserves. William N. Pearson, Ph.D., P.Geo. (Resources) and Graham Speirs, P.Eng. (Reserves) are the qualified persons responsible for the mineral resource and reserve estimates. Both are qualified persons as defined by NI 43-101.

Reserves and Resources (continued)

Limon Mine

The Limon Mine was very successful in not only replacing mineral reserves mined but also in expanding overall mineral reserves and resources in 2007. Proven and probable mineral reserves as at December 31, 2007 at Limon are 1,381,000 tonnes at 4.89 g Au/t containing 217,200 ounces of gold. This compares to 1,178,000 tonnes at 5.26 g Au/t containing 199,300 ounces as at December 31, 2006. Production at Limon in 2007 was 36,702 ounces; hence mine exploration has been successful in replacing 2007 production as well as expanding the mineral reserves by an additional 17,900 ounces.

Measured and indicated mineral resources, in addition to the mineral reserves, have been increased to 384,000 tonnes at 4.99 g Au/t containing 61,600 ounces of gold as compared to 185,100 tonnes at 6.72 g Au/t containing 40,000 ounces in 2006. Inferred mineral resources are 1,291,000 tonnes at 5.91 g Au/t containing 246,000 ounces of gold as compared to 854,900 tonnes at 6.88 g Au/t containing 189,200 ounces of gold in 2006. The methodology and parameters for estimating the mineral resources and reserves at the Limon mine are the same except for the adjustment in gold price and cutoff grade as set out in the Scott Wilson report dated February 24, 2005.

Commercial production at the Santa Pancha mine began in Q1 2007. Underground development at Santa Pancha indicates that the true thickness of the ore zone is greater than that which was previously estimated from exploratory drilling. A new geological interpretation of the south blocks and geological mapping that indicated the presence of additional zones at a different orientation than the main ore zone resulted in additions to overall resources and reserves.

At Talavera, the updated mineral resource and reserve estimate incorporates results from a successful underground in-fill diamond drilling program completed over a 6 month period in 2007 that totaled 4,830 metres in 41 holes. Holes were collared at 25 m spacing and intersected targets at intervals of less than 60 m apart vertically to a depth of 30 m. Full results were included in the exploration update release of December 10, 2007.

A diamond drilling program of 6 holes totaling 783 m also tested the north-south extension of the El Limon zone located about 2.0 km northeast of Talavera. This area requires additional drilling to define mineral resources.

Orosi Mine

The Orosi Mine was suspended on March 31, 2007 while the Company commenced a project to convert the site to a conventional milling circuit. Following completion of a positive scoping study, Scott Wilson is completing a feasibility study which is expected to be completed before the end of the second quarter of 2008. As a result of the mine suspension, no mineral reserves were estimated for Orosi as at December 31, 2007. Exploration drilling, principally focused on upgrading inferred resources to the measured and indicated category was completed in 2007 and as reported in the press release dated December 10, 2007; these results will be incorporated by Scott Wilson in the updated mineral reserves and resource estimate.

Scott Wilson completed a mineral resource estimate for Orosi as at June 30, 2006 as reported in their NI 43-101 technical report dated October 31, 2006. This mineral resource estimate of 16,294,000 tonnes at 1.52 g Au/t containing 794,000 ounces of gold has been adjusted for production from July 1, 2006 to December 31, 2007 which was 1,013,708 tonnes at 1.82 g Au/t containing 59,476 ounces of gold. Essentially all of this production came from the Mojon-Crimea zone which contains the bulk of mineral resources at the mine. Indicated mineral resources as at December 31, 2007 are estimated at 15,280,000 tonnes at 1.50 g Au/t containing 735,000 ounces of gold. Inferred mineral resources are estimated at

4,248,000 tonnes at 1.68 g Au/t containing 230,000 ounces of gold, unchanged from 2006. Note that this is an interim resource estimate that will be superseded by the updated estimate by Scott Wilson expected to be completed before the end of the second quarter of 2008. This feasibility study will also define mineral reserves at Orosi.

Drilling at the property continues to confirm the presence of Bonanza-style higher grade mineralization within the more extensive lower grade mineralization. The vein structures on the Orosi property which covers 14,496 ha extend for approximately 20 km along strike with the vast bulk of previous exploration concentrated in the mine area that extends for about 2 km.

Mestiza

The Mestiza project is located 70 kilometres east of the Limon Mine. In 2007, a trench sampling program along a 600 m strike length of the vein and three drill holes totaling 619 m were completed before the program was terminated due to financial constraints. The Mestiza prospect is part of the La India district that covers an area of 6,500 hectares and is underlain by a sequence of mid Tertiary volcanic rocks that hosts several low sulphidation, epithermal gold-bearing quartz veins of different thicknesses and attitudes. Inferred mineral resources are estimated at 558,000 tonnes at 8.80 g Au/t containing 158,600 ounces of gold in the Tatiana vein. This estimate is based on historical drilling and recent trench sampling and drilling by Central Sun.

Outlook

The Company is focused on optimizing its current operating mines in terms of efficiencies, operating costs, and production. The Company’s objective is to become a significant gold producer through the expansion of existing operations, the development of advanced gold projects and strategic acquisitions or mergers. In 2008 the Company estimates the Limon Mine will produce 45,000 ounces of gold from the Limon Mine and once the Orosi mill is commissioned (estimated to be in the first quarter of 2009) annual production is estimated to be approximately 125,000 ounces.

The Company has commenced reclamation activities at the Bellavista Mine during the fourth quarter of 2007 and expects all activities to be completed by 2011. There are no plans to resume operations. An insurance claim was filed to seek monetary recovery for some of the damages at the site and the timing and amount of any possible recovery cannot be determined at this time.

The Company temporarily suspended mining operations at the Orosi Mine effective March 31, 2007, until such time as a conventional mill circuit is commissioned. In July 2007, Central Sun exercised an option agreement with a third-party vendor to purchase a previously owned and operated mill. It is expected that the total cost of the project including the feasibility study and costs spent to date will be between $30 and $35 million dollars; however, final numbers will only be known once the feasibility study is completed. In opting to refurbish an existing mill as opposed to acquiring a new one, the Company is optimistic that the Orosi Mine can be returned to full production in a shorter time frame and at a lower capital cost. A mill operation is expected to result in higher recovery rates and lower costs per ounce compared to heap leaching.

The Orosi Mine mill project is currently on schedule and construction activities are progressing as planned. The mobilization of the complete mill facilities and equipment from Elko, Nevada to Nicaragua is scheduled to be completed in the first quarter of 2008. Nearly all of the equipment required to rebuild the mill at the Orosi Mine site has cleared customs in Nicaragua. All major pieces of the mill equipment are on-site except a ball mill which will be transferred from our Bellavista Mine site to Orosi in the second quarter of 2008. The Company anticipates that the final feasibility study will be positive and that the mill will be commissioned in the first quarter of 2009.

During the fourth quarter of 2007, the Company was successful in obtaining a private placement financing for gross proceeds of Cdn$26,050,000 and securing a buyer for the Cerro Quema advanced development project for gross proceeds of $6,000,000. With this funding, management has resumed a comprehensive $7,000,000 exploration program focused on the Company’s Nicaraguan properties.

In 2008, drilling has commenced in the Limon Mine area where six major target areas have already been defined. Induced polarization geophysical surveys are planned on the potential eastern extension of Orosi Mine site area along with geological mapping and trenching to define drill targets on this structure. Exploration drilling at the Orosi Mine area has commenced as well. Geological work including data compilation is in progress at the Mestiza property and some of the other regional targets. The exploration program is anticipated to expand the reserves and resources at the Orosi and Limon Mines, and the Mestiza project.

Risks

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development, operation of mining properties and strategic acquisitions or mergers. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Gold Price

The profitability of Central Sun’s gold mining operations are significantly affected by changes in the market price of gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond Central Sun’s control. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold prices, revenues from metal sales were to fall below operating costs, production may be discontinued. However, since 2001, gold prices have generally been increasing and many gold analysts predict further rising prices. The Company currently has no gold hedges to protect against falling prices and has no plans to hedge in the foreseeable future.

Currency Risk

Gold and silver are sold in U.S. dollars and many of the Company’s costs are denominated in currencies other than the U.S. dollar. An increase in these currencies would increase operating or capital costs. The Nicaraguan Cordoba and the Costa Rican Colon, to a lesser extent, are the main currencies used by the Company. Currently both these currencies are linked to the U.S. dollar by exchange rates managed through their central banks. Changes in foreign exchange rates have an impact on the Company’s operating costs and capital expenditures, affecting profitability and cash flow. No currency hedges are in place or contemplated.

Inflationary Cost Pressures

The Company’s profitability has been negatively impacted by rising development and operating costs with respect to labour, energy and consumables in general. Since mining is generally an energy intensive activity, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company’s sites; however, all operations experienced higher fuel costs during the last two years, largely attributable to a continuing rise in crude oil prices. Higher oil prices have translated into higher costs for petroleum based expenditures as well, including diesel fuel, lubricants, tires and transportation. Electricity prices have also risen sharply in the Company’s Nicaraguan operations as a result of increased demand and higher world-market prices.

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. Central Sun’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including unusual and unexpected geologic formations, seismic activity, rock bursts, ground movement, ground failure, flooding and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk are taken, milling operations are subject to hazards such as equipment failure or failure of tailing impoundment dams that may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Central Sun will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Central Sun not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Central Sun towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The Company’s ability to execute its planned exploration and development programs on a timely basis is dependent on a number of factors beyond the Company’s control including availability of drilling services, ground conditions, weather conditions and permitting.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The reserve and resource figures published by the Company are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold may render the mining of ore reserves uneconomical and require Central Sun to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period. Prolonged declines in the market price of gold may render reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Central Sun’s reserves. Should such reductions occur, material write-downs of Central Sun’s investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

There are numerous uncertainties inherent in estimating quantities of proven and probable gold reserves. The estimates in this document are based on various assumptions relating to gold prices and exchange rates during the expected life of production and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

All mineral resource and reserve estimates have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and mineral resource and mineral reserve information may not be comparable to similar information concerning United States companies.

Exploration and Mineral Reserve Replacement

Replacement or expansion of mineral reserves is required to continue mining operations. The Limon Mine has operated for several decades but has rarely had more than two years of future reserves at any time. In 2004 mineral reserves were increased through additional exploration and at December 31, 2007 mineral reserves were sufficient for approximately four years of production. Exploration work at the Limon Mine has replaced 2007 production. Exploration and development at Limon are ongoing challenges that must replace reserves regularly to ensure continued production. As a result of the mine suspension, there are no mineral reserves at the Orosi Mine as at December 31, 2007. Mineral exploration involves many risks. Exploration expenditures may not produce additional mineral reserves.

Environmental Risks

Central Sun’s mining and processing operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Central Sun through increased costs, a reduction in levels of production and/or a delay or prevention of the development of new mining properties. Compliance with these laws and regulations requires significant expenditures and increases Central Sun’s mine development and operating costs.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to Central Sun’s ownership of a property. To the extent Central Sun is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on Central Sun. Should Central Sun be unable to fully fund the cost of remedying an environmental problem, Central Sun might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. Central Sun mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

The Company treats waste-water from the tailings pond of its former operation on the Keystone Property in Manitoba. In recent years it has been forced to treat the water for additional nickel and unacceptable acidity being discharged from a tailings pond on a neighbouring property owned by a third party. In January 2007, the Company and the Province of Manitoba reached an initial understanding as to the final work to be carried out in the Lynn Lake area under which the Company will complete certain work for which it is responsible and will pay an aggregate of CDN$2,000,000 in four annual payments commencing when the formal agreement is signed. A final agreement is expected to be reached in 2008. Fifty percent of the water treatment costs until signing of the formal agreement will be deducted from the first payment under the initial understanding agreement.

Orosi Mill Plan

The Orosi Mill Plan, to convert the heap-leach mine to a conventional milling operation, is dependent on the announced feasibility study being positive, favourable financing for the Orosi Mill Plan being available, required equipment being procured on a timely basis, required permitting being obtained in a timely manner and expected mill recovery rates being achieved. Work is continuing on the feasibility study expected to be completed before the second quarter of 2008. Central Sun currently estimates that completion of the expansion will be in the first quarter of 2009. Mining operations at the Orosi Mine have been suspended during this period commencing at the end of March 2007. There can be no assurance that the feasibility study will be positive, that all of the requirements for the Orosi Mill Plan will be met and that mining operations at the Orosi Mine will resume. In the absence of any of these factors the Orosi Mine would require a partial or full write down in its balance sheet carrying value. The exact amount of any potential write down would be determined based on information available at the time.

Political and Economic Risk

Central Sun has mining operations and carries out exploration and development activities in Central America, with a particular emphasis in Nicaragua. There is no assurance that future political and economic conditions in these countries will not result in those countries’ governments adopting different policies respecting foreign development and ownership of mineral resources. Any such changes in policy may result in changes in laws affecting ownership of assets, taxation, rates of exchange, gold sales, environmental protection, labour relations, repatriation of income, and return of capital. Changes in any of these areas may affect both the ability of Central Sun to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties for which it has obtained exploration, development, and operating rights to date. The possibility that the current or future government of these countries may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out. Central Sun is subject to the considerations and risks of operating in Nicaragua. The prospects for future economic stability in the Nicaragua are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory and political developments. It is not unusual in the context of dispute resolution in Nicaragua for parties to use the uncertainty in the Nicaraguan legal environment as leverage in business negotiations. Growth rates, inflation rates and interest rates of developing nations have been and are expected to be more volatile than those of western industrial countries.

Income and Other Tax Risks

The Company operates in a specialized industry and in several tax jurisdictions. As a result, income is subject to various rates of taxation. The breadth of the Company’s operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes the Company will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from Federal, Provincial and local tax audits. The resolution of these uncertainties and the associated final taxes may result in adjustments to the Company’s tax position.

The Company’s current structure involves significant inter-company transactions that generate tax deductions that reduce taxable income. While management does not believe there is a significant risk to the Company’s tax structure, there can be no assurance that taxation authorities will not seek to challenge the structure in the future.

Labour risks

A small group of employees have intermittently interrupted operations at the Limon Mine with illegal road blockades during the last several years. The Company is continuing to seek a permanent solution to these disruptions; however, there can be no assurance that a permanent solution will be found and the Company will not have to suspend operations again thereby affecting the Company’s ability to operate the mine efficiently.

Insurance and Uninsured Risks

Central Sun’s business is subject to a number of risks and hazards including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Central Sun maintains insurance to protect against certain risks in such amounts as it considers being reasonable, its insurance will not cover all the potential risks associated with the Company’s operations. Central Sun may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Central Sun or to other companies in the mining industry on acceptable terms. Central Sun might also become subject to liability for pollution or other hazards that may not be insured against or that Central Sun may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Central Sun to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Land Title

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition

The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future.

Additional Capital

The exploration and development of the Company’s properties, including continuing exploration and development projects, the construction of mining facilities and commencement of mining operations and the growth of the Company, may require substantial additional financing. Failure to obtain sufficient financing could result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. An important, source of funds available to the Company is through the sale of equity capital, properties, royalty interests or the entering into of joint ventures. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations and ability to grow.

Foreign Subsidiaries

The Company is a holding company that conducts operations through foreign subsidiaries, joint ventures and divisions and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Government Regulation of the Mining Industry

The mining and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its mining and exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations.

Market Price of Common Shares

Central Sun common shares are listed on the TSX and the American Stock Exchange. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America, and global and market perceptions of the attractiveness of particular industries. The Company’s share price is also likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Company’s performance that may affect the price of Central Sun common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of Central Sun common shares; and the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities.

As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dividend Policy

No dividends on the common shares have been paid by the Company to date. The Company does not anticipate declaring or paying any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s earnings, capital requirements and financial conditions.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Central Sun common shares in the public markets, or the potential for such sales, could decrease the trading price of the Central Sun common shares and could impair the Company’s ability to raise capital through future sales of common shares.

Dependence upon Key Management Personnel and Executives

The Company is dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company’s ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

Dilution to Central Sun Common Shares

As of March 24, 2008, 59,337,000 Central Sun common shares were issued and outstanding and an additional 29,486,000Central Sun common shares were issuable on exercise of warrants, options or other rights to purchase common shares at prices ranging from C$1.05 to C$8.75.

During the life of the warrants, options and other rights, the holders are given an opportunity to profit from a rise in the market price of the Central Sun common shares with a resulting dilution in the interest of the other shareholders. Central Sun’s ability to obtain additional financing during the period such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the Central Sun common shares. The holders of the warrants, options and other rights may exercise such securities at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

The increase in the number of Central Sun common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the common shares. In addition, as a result of such additional Central Sun common shares, the voting power of the Company’s existing shareholders will be substantially diluted.

History of Losses

The Company has experienced operating losses during its last three fiscal years, amounting to $60,924,000 for the year ended December 31, 2007, $7,406,000 for the year ended December 31, 2006 and $4,077,000 for the year ended December 31, 2005. The Company’s ability to operate profitably in the future will depend on the success of its principal properties, its Orosi Mine Mill Plan and on the price of gold. There can be no assurance that the Company will be profitable.

Non-GAAP Performance Measures

“Total cash cost” figures and “cash operating cost” figures are calculated in accordance with standards developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented below may not be comparable to other similarly titled measures of other companies. Cash operating costs include mine site operating costs such as mining, processing and administration, but are exclusive of amortization, reclamation, capital, development and exploration costs. These costs are then divided by ounces sold to arrive at the cash operating cost per ounce. Total cash costs include cash operating costs, royalties and production taxes. Total cash costs are then divided by ounces sold to arrive at the total cash costs per ounce. These measures are considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. These data are furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

	2007		2006
	Cash Operating Cost	Total Cash Cost	Cash Operating Cost	Total Cash Cost

Statement of Operations (000’s)
Cost of sales	$36,882	$36,882	$39,148	$39,148
Royalties and production taxes	-	2,205	-	2,161
Cost base for calculation	$36,882	$39,087	$39,148	$41,309
Gold sales (ounces)	71,668	71,668	86,536	86,536
Cost per ounce	$515	$545	$452	$477

Outstanding Share Data

The following common shares and convertible securities were outstanding at March 24, 2008:

Security	Expiry Date	Exercise Price (Cdn$)	Securities Outstanding	Common Shares on Exercise

Common shares				59,337,000
Warrants	Oct. 22/10	1.26	86,835,000	12,405,000
Warrants	Nov. 26/08	8.75	33,842,000	4,835,000
Warrants	Jul. 06/08	5.60	15,000,000	2,143,000
Agents’ warrants [1]	Oct. 22/09	1.05	6,850,000	979,000
Warrants on above	Oct. 22/10	1.26	3,425,000	489,000
Agents’ warrants [1]	Jul. 06/08	4.48	1,800,000	257,000
Warrants on above	Jul. 06/08	5.60	900,000	129,000
Options	Mar. 19/08 - Feb. 4/13	1.21 to 1.77	6,584,000	6,584,000
Bonus shares [2]				1,665,000

				88,823,000

Note 1: The agents’ warrants are convertible into one-seventh of one common share and one half common share purchase warrant, entitling the holder to purchase one-seventh of a common share.

Note 2: These common shares were issued pursuant to the Company’s share bonus plan and placed into escrow under the plan. Participants under the plan must continue with the Company until the vesting dates, otherwise the shares will be cancelled. There are no voting rights on the shares until issuance to the participants.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenditures during the reporting period. The following have been identified as critical accounting policies and estimates and a change in these policies or estimates could materially impact the consolidated financial statements. The Company’s complete accounting policies are described in Note 2 to the consolidated financial statements.

Purchase price allocation

Business acquisitions are accounted for by the purchase method of accounting whereby, the purchase price is allocated to the assets acquired and the liabilities assumed based on fair value at the time of the acquisition. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future gold prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities in the purchase price allocation.

Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or net realizable value, which is the difference between the estimated future gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. Write-downs of ore on leach pads, in-process and finished metal inventories resulting from impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing gold prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Ore on leach pads is ore that is placed on pads where it is permeated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed. At December 31, 2007, Central Sun had fully completed the leaching process from the Company’s Bellavista and Orosi Mines. No further adjustments are anticipated with respect to the heap leach pads.

In-process inventories are materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon in-pulp inventories. In-process material is measured based on assays of the material fed to the processing plants and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed to the processing plant which is attributable to the source material coming from the mines or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities, incurred to that point in the process.

Precious metals inventories include gold dore and gold bullion. Precious metals that result from the Company’s mining and processing activities are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

Commercial Production

The Company has established a policy to estimate when commercial production commences. That policy establishes that commercial production commences when gold output reaches 60% of rated capacity on a sustainable basis. The Santa Pancha deposit at the Limon Mine reached commercial production in the first quarter of 2007.

Property, plant and equipment

Carrying values for operating mines, development projects and exploration properties are carried at cost less depreciation, depletion and any write-downs to recognize impairment. Management reviews properties when events or changes in circumstances suggest that the carrying amount of certain long-lived assets may not be recoverable. An asset impairment charge will be required if the undiscounted cash flows do not exceed the carrying amount of the asset tested. The charge to earnings will be the difference between the asset’s fair value and the carrying amount. Future cash flows are based on estimated recoverable production as determined from proven and probable reserves and measured, indicated and inferred resources. Assumptions underlying the cash flow estimates include, but are not limited to, forecasted prices for gold and silver, production levels, and operating, capital and reclamation costs. Each of these variables is subject to uncertainty and risk.

Depreciation and depletion is based on property, plant and equipment carrying values. Depreciation and depletion is calculated on units-of-production basis over the estimated life of the ore body based on recoverable ounces to be mined from estimate proven and probably reserves. Mineral reserves are an estimate of the quantities of economically recoverable ore and will change from time to time as a result of additional geological information, actual gold grade or recoveries different from original estimates or gold price changes.

Costs to develop new properties, where it has been determined that a mineral property can be economically developed as a result of establishing proven and probable mineral reserves are capitalized. All such costs are amortized using the units-of-production method based on recoverable ounces to be mined from proven and probable mineral reserves for that specific property or area.

Major costs incurred after the commencement of production that represent betterment to the property are capitalized and amortized using the units-of-production method based on recoverable ounces to be mined from estimated proven and probable mineral reserves from the reserves exposed as a result of these activities.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion, and amortization and no assurance can be given that actual lives and residual values will not differ significantly from current assumptions.

Reclamation and closure costs obligations

Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company records the estimated present value of reclamation liabilities in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The liability will be increased each period to reflect the interest element or accretion reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out. Future remediation costs for inactive mines are accrued based on management’s best estimate at the end of each period of the undiscounted cash costs expected to be incurred at each site. Changes in estimates are reflected in earnings in the period an estimate is revised. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. At December 31, 2007, the undiscounted future cost of reclamation and remediation obligations before inflation was estimated to be $8,038,000,. The present value of estimated future cash outflows for reclamation and remediation obligations was $7,128,000 (2006 - $4,049,000) at December 31, 2007.

Contingencies

An estimated contingent loss is recorded when it is determined from available information that a loss is probable and that the amount can be reasonably estimated. Contingent liabilities involve the exercise of judgment and an estimate of future outcomes. Contingencies are described in Note 24 to the consolidated financial statements.

Recent Canadian Accounting Pronouncements

The new accounting standards discussed below take effect from January 1, 2008, unless otherwise stated. The standards that may affect the financial statements of Central Sun are:

Section 1535 – Capital Disclosures

This section establishes standards for disclosing information about a company’s capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company’s key management personnel:

(a)	Qualitative information about its objectives, policies and processes for managing capital;
(b)	Summary quantitative data about what it manages as capital;
(c)	Whether during the period it complied with externally imposed capital requirements to which it is subject; and,
(d)	When the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

The Company is in a position to comply with this standard and believe there will be no material effect on the financial statements.

Section 3031 – Inventories

This section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

The Company is already in compliance with this standard.

Section 3862 – Financial Instruments – disclosures

This section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The section requires specific disclosures to be made, including the criteria for:

(a)	Designating financial assets and liabilities as held for trading;
(b)	Designating financial assets as available for sale; and,
(c)	Determining when impairment is recorded against the related financial asset or when an allowance account is used.

The Company is in a position to comply with this standard and believe there will be no material effect on the financial statements.

Section 3064 – Goodwill and intangible assets

Effective January 1, 2009, the Company will adopt Section 3064 “Goodwill and intangible assets” which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.

Concurrent with the introduction of this standard, the CICA withdrew EIC 27 “Revenues and expenses during the pre-operating period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.

Conclusion Regarding the Effectiveness of Disclosure Control and Procedures

Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the disclosure controls and procedures, as such as defined under Rule 13a 15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in the reports it files, and the transactions that are recorded, processed, summarized and reported, within the appropriate time periods and forms.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was not effective as at December 31, 2007.

As at December 31, 2007, the Company identified a material weakness in its internal control over financial reporting because it did not maintain effective controls over the accounting for income taxes, including the determination and reporting of future income tax assets and liabilities and the related income tax provisions. Specifically, the Company did not have adequate personnel to enable it to properly consider and apply generally accepted accounting principles for income taxes, review and monitor the accuracy and completeness of the components of the income tax provision calculations and the related future income taxes and to ensure that the rationale for certain tax positions was appropriate. This deficiency resulted in an audit adjustment. Until remediated, this material weakness could result in a misstatement in the tax-related accounts described above that could result in a material misstatement to the Company’s annual consolidated financial statements and disclosures that would not be prevented or detected.

The effectiveness of internal control over financial reporting as at December 31, 2007, was audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which is included with the audited financial statements.

Changes in Internal Control Over Financial Reporting

There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter of 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are being met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Cautionary Note Regarding Forward-Looking Statements: This Management’s Discussion and Analysis of Financial Position and Operating Results contains certain "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995, and "forward-looking information" under similar Canadian legislation, concerning the business, operations and financial performance and condition of the Company. Forward-looking statements and risk factors include, but are not limited to, statements with respect to the implementation of the Company's strategic plan; the future financial or operating performance of the Company, its subsidiaries and its projects; the future price of gold; expectation that the Orosi Mill feasibility study will be positive; capital requirements for completion of the Orosi Mill project; successful implementation of the Orosi Mill project; the estimated Orosi Mill recovery rates; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; operating and exploration expenditures; mining or processing issues; costs and timing of the development of new deposits; costs, timing and success of future exploration; government regulation of mining operations; permitting time lines and permitting; labour disruptions; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage and regulatory matters. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" be taken, occur or be achieved. Forward-looking statements are based on the opinions and estimates of the Company as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources

The information presented uses the terms "measured", "indicated" and "inferred" mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

March 24, 2008